J.P. Morgan Securities LLC

383 Madison Avenue, New York, New York 10179

Goldman Sachs & Co. LLC

200 West Street, New York, New York 10282

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

July 16, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Claire DeLabar, Senior Staff Accountant

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Anna Abramson, Staff Attorney

Mr. Larry Spirgel, Office Chief

Re:	VTEX

Registration Statement on Form F-1 (File No. 333-257400)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of VTEX that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on July 20, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may request by telephone that such Registration Statement be declared effective.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: July 12, 2021 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 3,000 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

As Representatives of the Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Facundo Vazquez
	Name:	Facundo Vazquez
	Title:	Managing Director

By:	BOFA SECURITIES, INC.

By:	/s/ Michelle A. H. Allong
	Name:	Michelle A. H. Allong
	Title:	Authorized Signatory